UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                      China Mineral Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    1694EQ106
                             ------------------
                                 (CUSIP Number)

                                SEPTEMBER 7, 2004
            ---------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|  Rule 13d-1(b)
            |X|  Rule 13d-1(c)
            |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1694EQ106                      13G
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Woodland Partners

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) |_|
                                                                  (b) |_|
--------------------------------------------------------------------------------

3     SEC USE ONLY


--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        New York
--------------------------------------------------------------------------------
      Number of
        Shares         5   SOLE VOTING POWER
     Beneficially          220,000 shares
       Owned By
         Each        -----------------------------------------------------------
      Reporting
        Person         6   SHARED VOTING POWER
         With              0 shares
                     -----------------------------------------------------------

                       7   SOLE DISPOSITIVE POWER
                           220,000 shares
                     -----------------------------------------------------------

                       8   SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      220,000 shares

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           4.4%
--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                            PN

--------------------------------------------------------------------------------

CUSIP No. 1694EQ106                      13G
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Barry Rubenstein

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) |_|
                                                                  (b) |_|
--------------------------------------------------------------------------------

3     SEC USE ONLY


--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
      Number of
        Shares         5   SOLE VOTING POWER
     Beneficially          170,000 shares
       Owned By
         Each        -----------------------------------------------------------
      Reporting
        Person         6   SHARED VOTING POWER
         With              220,000 shares
                     -----------------------------------------------------------

                       7   SOLE DISPOSITIVE POWER
                           170,000 shares
                     -----------------------------------------------------------

                       8   SHARED DISPOSITIVE POWER
                           220,000 shares
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      390,000 shares

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           7.8%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                            IN

--------------------------------------------------------------------------------

CUSIP No. 1694EQ106                      13G
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Marilyn Rubenstein

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) |_|
                                                                  (b) |_|
--------------------------------------------------------------------------------

3     SEC USE ONLY


--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
      Number of
        Shares         5   SOLE VOTING POWER
     Beneficially          0 shares
       Owned By
         Each        -----------------------------------------------------------
      Reporting
        Person         6   SHARED VOTING POWER
         With              220,000 shares
                     -----------------------------------------------------------

                       7   SOLE DISPOSITIVE POWER
                           0 shares
                     -----------------------------------------------------------

                       8   SHARED DISPOSITIVE POWER
                           220,000 shares
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      220,000 shares

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           4.4%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                            IN

--------------------------------------------------------------------------------

ITEM 1.

            (a)  Name of Issuer:

                 China Mineral Acquisition Corporation

            (b)  Address of Issuer's Principal Executive Offices:

                 c/o Fu & Tong LLC
                 245 Park Avenue
                 39th Floor
                 New York, NY 10167

ITEM 2.

1.          (a)  Name of Person Filing:        Woodland Partners
            (b)  Address of Principal Business Office, or, if none, Residence:
                                               68 Wheatley Road
                                               Brookville, New York 11545
            (c)  Place of Organization:        New York
            (d)  Title of Class of Securities: Common Stock, $0.0001 par value per share
            (e)  CUSIP Number:                 1694EQ106

2.          (a)  Name of Person Filing:        Barry Rubenstein
            (b)  Address of Principal Business Office, or, if none, Residence:
                                               68 Wheatley Road
                                               Brookville, New York 11545
            (c)  Citizenship:                  United States
            (d)  Title of Class of Securities: Common Stock, $0.0001 par value per share
            (e)  CUSIP Number:                 1694EQ106

3.          (a)  Name of Person Filing:        Marilyn Rubenstein
            (b)  Address of Principal Business Office, or, if none, Residence:
                                               68 Wheatley Road
                                               Brookville, New York 11545
            (c)  Citizenship:                  United States
            (d)  Title of Class of Securities: Common Stock, $0.0001 par value per share
            (e)  CUSIP Number:                 1694EQ106

ITEM 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

            (a)  |_|  Broker or dealer registered under section 15 of the Act
                      (15 U.S.C.78o).

            (b)  |_|  Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

            (c)  |_|  Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

            (d)  |_|  Investment company as registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  |_|  An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).

            (f)  |_|  An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F).

            (g)  |_|  A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G).

            (h)  |_|  A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)  |_|  A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4.     OWNERSHIP.

            The reporting persons purchased units (the "Units"). Each Unit consists of one share of common stock, 0.0001 par value per share (the "Common Stock"), and two redeemable common stock purchase warrants (the "Warrants"). Each Warrant entitles the holder to purchase one share of Common Stock at a price of $5.00. Each Warrant becomes exercisable on the later to occur of the Issuer's completion of a business combination, or August 24, 2005, and expires on August 24, 2009, or earlier upon redemption.

1.          Woodland Partners:

            (a)   Amount Beneficially Owned: 220,000(1,2) shares.

            (b)   Percent of Class: 4.4%

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 220,000(1,2) shares.

                  (ii)  shared power to vote or to direct the vote: 0 shares.

                  (iii) sole power to dispose or to direct the disposition of:
                        220,000(1,2) shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares.

----------
(1)   Includes 220,000 shares of Common Stock owned by Woodland Partners.

(2) Does not include 440,000 shares of Common Stock issuable upon the exercise of the Warrants held by Woodland Partners.

2.          Barry Rubenstein:

            (a) Amount Beneficially Owned: 390,000(1,2,3,4,5) shares. Barry Rubenstein is a general partner of Woodland Partners. Mr. Rubenstein is the husband of Marilyn Rubenstein.

            (b)   Percent of Class: 7.8%

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 170,000(3,4) shares.

                  (ii)  shared power to vote or to direct the vote:
                        220,000(1,2,5) shares.

                  (iii) sole power to dispose or to direct the disposition of:
                        170,000(3,4) shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        220,000(1,2,5) shares.

3.          Marilyn Rubenstein:

            (a) Amount Beneficially Owned: 220,000(1,2,5) shares Marilyn Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is the wife of Barry Rubenstein.

            (b)   Percent of Class: 4.4%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 0 shares.

                  (ii)  shared power to vote or to direct the vote:
                        220,000(1,2,5) shares.

                  (iii) sole power to dispose or to direct the disposition of: 0 shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        220,000(1,2,5) shares.


            A Joint Filing Agreement is attached hereto as Exhibit A.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

INSTRUCTION:      Dissolution of a group requires a response to this item.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not Applicable.

----------
(3) Includes 170,000 shares of Common Stock owned by the Barry Rubenstein Rollover IRA account.

(4) Does not include 340,000 shares of Common Stock issuable upon the exercise of the Warrants held by the Barry Rubenstein Rollover IRA account.

(5) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity interest therein.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATION.

            (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                  By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2004
                                    WOODLAND PARTNERS


                                    By: /s/ Barry Rubenstein
                                        ---------------------------------------
                                        Barry Rubenstein, a General Partner


                                    /s/ Barry Rubenstein
                                    -------------------------------------------
                                        Barry Rubenstein

                                    /s/ Marilyn Rubenstein
                                    -------------------------------------------
                                        Marilyn Rubenstein


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                       13G
                                    EXHIBIT A
                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, $0.0001 par value per share, of China Mineral Acquisition Corporation and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

            This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  September 15, 2004
                                    WOODLAND PARTNERS


                                    By: /s/ Barry Rubenstein
                                        ---------------------------------------
                                            Barry Rubenstein, a General Partner


                                    /s/ Barry Rubenstein
                                    -------------------------------------------
                                        Barry Rubenstein


                                    /s/ Marilyn Rubenstein
                                    -------------------------------------------
                                        Marilyn Rubenstein